EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
INTUITIVE SURGICAL, INC.

Intuitive Surgical, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify that:

FIRST: Paragraph (A) of Article IV of the Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A. Classes of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is six hundred two million five hundred thousand (602,500,000) shares, of which six hundred million (600,000,000) shares shall be Common Stock, par value $0.001 per share, and two million five hundred thousand (2,500,000) shares shall be Preferred stock, par value $0.001 per share. At the effective time of this Certificate of Amendment, each issued and outstanding share of the corporation’s Common Stock shall be divided into three (3) validly issued, fully paid and non-assessable shares of Common Stock reflecting a three (3) for one (1) stock split (the “Stock Split”). The Stock Split shall occur without any further action on the part of the corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the Stock Split are surrendered for cancellation.”

SECOND: The said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed and made effective as of this 27th day of September 2021.

By:

Siang Chin
Vice President, Assistant General Counsel, and Corporate Secretary